UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                  IPARTY CORP.
                                  ------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    46261R107
                                    ---------
                                 (CUSIP Number)


                                 Mr. Ajmal Khan
                      c/o Verus International Group Limited
                               20 West 55th Street
                            New York, New York 10019
                            ------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                    8/29/2000
                                    ---------
             (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 46261R107
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       1        NAME OF REPORTING PERSONS I.R.S.             Ajmal Khan
                IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Canada and United Kingdom
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER              3,364,942*
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER         3,364,942*
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY       3,364,942*
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW     |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  23.2%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

* Through his position as the majority owner of Verus Investment Holdings, Inc., Mr. Khan has the power to dispose of or direct the disposition of the shares of Common Stock. As a result, Mr. Khan may under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Mr. Khan disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest therein. The shares of Common Stock reported as beneficially owned by the Reporting Person are shares of Common Stock which the Reporting Person has the right to acquire upon conversion of 266,666 shares of Series E Preferred Stock of the Issuer, upon exercise of 465,000 shares of Series A Preferred Stock of the Issuer and upon exercise of 75,000 Options to purchase shares of Common Stock.


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


--------------------------------------------------------------------------------
CUSIP No. 46261R107
--------------------------------------------------------------------------------
       1        NAME OF REPORTING PERSONS I.R.S.             Verus Investment
                IDENTIFICATION NO. OF ABOVE PERSON           Holdings, Inc.
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS     N/A
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                |_|

--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                British Virgin Islands
--------------------------------------------------------------------------------

 NUMBER OF           7        SOLE VOTING POWER              3,364,942*
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8        SHARES VOTING POWER
  OWNED BY      ----------------------------------------------------------------
    THE              9        SOLE DISPOSITIVE POWER         3,364,942*
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY       3,364,942*
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW     |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  23.2%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     CO
--------------------------------------------------------------------------------
* The shares of Common Stock reported as beneficially owned by the Reporting Person are shares of Common Stock which the Reporting Person has the right to acquire upon conversion of 266,666 shares of Series E Preferred Stock of the Issuer, upon exercise of 465,000 shares of Series A Preferred Stock of the Issuer and upon exercise of 75,000 Options to purchase shares of Common Stock.

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D, dated October 25, 2004, of iParty Corp., a Delaware corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is 270 Ridge Street, Suite 301, Dedham, Massachusetts 02026.

ITEM 2.   IDENTITY AND BACKGROUND.

(I) VERUS INVESTMENT HOLDINGS INC.

This statement is being filed on behalf of Verus Investment Holdings, Inc. ("Verus Investment"), a British Virgin Islands corporation. Verus Investment is engaged in investment holdings. The address of Verus Investment's principal office is 20 West 55th Street, New York, New York 10019.


(d)-(e) During the last five years no executive officer, director, or control person of Verus Investment has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(II) AJMAL KHAN

(a) This statement is being filed on behalf of Ajmal Khan, an individual and majority owner of Verus Investment.

(b) The business address of Mr. Khan is c/o Verus International Group Limited, 20 West 55th Street, New York, New York 10019.

(c) Mr. Khan's principal occupation is private investor.

(d)-(e) During the last five years Mr. Khan has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Khan holds both Canadian and United Kingdom citizenship.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Series E Preferred Stock was purchased for $999,998. The option to acquire the Series A Preferred Stock was purchased for an aggregate purchase price of $_____. The source of funds was working capital.

ITEM 4.   PURPOSE OF TRANSACTION

(I)   VERUS INVESTMENT HOLDINGS, INC.

On August 29, 2000 Verus Investment purchased the Series E Preferred Stock and the option for the Series A Preferred Stock in a private placement and private transaction, respectively. Verus Investment has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. Verus Investment has acquired the securities of the Company for general investment purposes. Verus Investment is not party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Verus Investment retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by them in any manner permitted by law. In addition, Verus Investment has the right to elect members to the Issuer's Board of Directors.

(II)  AJMAL KHAN

On August 29, 2000 Mr. Khan purchased the Series E Preferred Stock and the option for the Series A Preferred Stock in a private placement and private transaction, respectively. Mr. Khan has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs
(a) through (j) of this Item 4. Mr. Khan has acquired the securities of the Company for general investment purposes. Mr. Khan is not party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Mr. Khan retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by them in any manner permitted by law. In addition, Mr. Khan has the right to elect members to the Issuer's Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(I)   VERUS INVESTMENT HOLDINGS, INC.

(a) As of the date of this report, Verus Investment, beneficially owns an aggregate of 3,364,942* shares of Common Stock, which represents 23.2% of the Issuer's Common Stock.

(b) As of the date of this report, Verus Investment has the sole power to vote or direct the voting of, or dispose or direct the disposition of 3,364,942* shares of the Issuer's Common Stock.

(c) Verus Investment has not effected any transactions in the class of securities described in the past 60 days.


* The shares of Common Stock reported as beneficially owned by the Reporting Person are shares of Common Stock which the Reporting Person has the right to acquire upon conversion of 266,666 shares of Series E Preferred Stock of the Issuer, upon exercise of 465,000 shares of Series A Preferred Stock of the Issuer and upon exercise of 75,000 Options to purchase shares of Common Stock.


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


(d) Not applicable.

(e) Verus Investment remains the beneficial owner of more than 5 % of the class of securities described herein.

(II)  AJMAL KHAN

(a) As of the date of this report, Mr. Khan, through his majority ownership of Verus Investment, beneficially owns an aggregate of 3,364,942* shares of Common Stock, which represents 23.2% of the Issuer's Common Stock.

(b) As of the date of this report, Mr., Khan has the sole power to vote or direct the voting of, or dispose or direct the disposition of 3,364,942* shares of the Issuer's Common Stock.

(c) Mr. Khan has not effected any transactions in the class of securities described in the past 60 days.

(d) Not applicable.

(e) Mr. Khan remains the beneficial owner of more than 5 % of the class of securities described herein.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

N/A


* The shares of Common Stock reported as beneficially owned by the Reporting Person are shares of Common Stock which the Reporting Person has the right to acquire upon conversion of 266,666 shares of Series E Preferred Stock of the Issuer, upon exercise of 465,000 shares of Series A Preferred Stock of the Issuer and upon exercise of 75,000 Options to purchase shares of Common Stock.

                               S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October 25, 2004             VERUS INVESTMENT HOLDINGS, INC.



                                    By: /s/ Ajmal Khan
                                        ---------------------------------------
                                    Name:  Ajmal Khan
                                    Title: Authorized Representative



                                    /s/ Ajmal Khan
                                    -------------------------------------------
                                    Ajmal Khan


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


                                                                       EXHIBIT A

               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D Amendment No. 1 (including any additional amendments thereto) with respect to the Common Stock of Verus Holdings, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of October, 2004.

                                    VERUS INVESTMENT HOLDINGS, INC.



                                    By:  /s/ Ajmal Khan
                                    ----------------------------------------
                                    Name:  Ajmal Khan
                                    Title: Authorized Representative



                                    /s/ Ajmal Khan
                                    ----------------------------------------
                                    Ajmal Khan


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